UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spectral AI, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77732R103

(CUSIP Number)

C. Robert Bruner

Haynes and Boone, LLP

2801 N Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77732R103

1.	Names of Reporting Persons Erich Spangenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,574
	8.	Shared Voting Power 4,158,557
	9.	Sole Dispositive Power 577,574
	10.	Shared Dispositive Power 4,158,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,131
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.68%*
14.	Type of Reporting Person (See Instructions) IN

*

This calculation is based on 14,494,464 shares of Common Stock of the Issuer outstanding, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2023.

CUSIP No. 77732R103

1.	Names of Reporting Persons ELS 1960 Family, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,158,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,158,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,158,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.69%*
14.	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 14,494,464 shares of Common Stock of the Issuer outstanding, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on September 15, 2023.

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of Spectral AI, Inc., a Delaware corporation (the “Issuer”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On October 20, 2023, the Reporting Persons, together with another stockholder of the Issuer, John Michael DiMaio, sent a letter to the board of directors of the Issuer (the “Board of Directors”) formally requesting that the Board of Directors (i) take immediate action to extend an invitation to Dr. DiMaio to join the Board of Directors and (ii) thereafter, appoint Dr. DiMaio as a director of the Board of Directors (the “Letter”). The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by the full text of the Letter, which is incorporated herein by reference to Exhibit 99.4 of this Schedule 13D. In addition, the Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, Board of Directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, composition of the Board of Directors, and governance of the Issuer. For example, the Reporting Persons, together with Dr. DiMaio, intend to propose (i) increasing the number of directors serving on the Board of Directors in order to bring additional skill sets and relationships to the Board of Directors, (ii) creating additional specialized standing committees of the Board of Directors, including, in addition to an executive committee, committees focused on finance, regulatory approvals, technology, and commercialization, (iii) identifying and nominating certain candidates to serve on the Board of Directors in addition to those, at the current time, up to four individuals currently serving on the Board of Directors, and (iv) seeking additional distinguished members to serve on the Board of Directors to further support the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although this Item 4 reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the information herein is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth herein will be taken.

The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.”

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(c) are hereby amended and supplemented as follows:

“(a) The Reporting Persons acknowledge and agree that they are acting as a “group” with another stockholder of the Issuer, John Michael DiMaio, within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of Dr. DiMaio, as of October 26, 2023, such a “group” would be deemed to beneficially own an aggregate of 7,215,184 shares of Common Stock of the Issuer, or 49.8% of the total number of shares of Common Stock of the Issuer outstanding. Dr. DiMaio will separately file a Schedule 13D reporting his beneficial ownership of shares of Common Stock of the Issuer.

Pursuant to Rule 13d-4 of the Act, each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person, including without limitation Dr. DiMaio. Each Reporting Person expressly disclaims that it has agreed to act as a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act other than as described in this Schedule 13D.

(c) The Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 27, 2023).

99.2	Business Combination Agreement, dated April 11, 2023, by and among the Issuer, Old Spectral, Merger Sub I and Merger Sub II (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 15, 2023).

99.3	Amended and Restated Registration Rights and Lock-Up Agreement, by and among Issuer, Rosecliff Acquisition Sponsor I LLC and certain other parties thereto (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 15, 2023).

99.4	Letter to the Board of Directors of the Issuer, dated October 20, 2023 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

ERICH SPANGENBERG

/s/ Erich Spangenberg

ELS 1960 FAMILY, L.P.

By:	ELS 1960 Family GP, LLC
Its:	General Partner

By:	/s/ Erich Spangenberg
Name:	Erich Spangenberg
Title:	Manager